Exhibit 99.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	December 31, 2009

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3801
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6199
Pre-Tax Preferred Stock Dividends	$2,129

FIXED CHARGES:
Interest Expense	$41,212
Amortization of Debt Premium, Discount and Expense	463
Interest Component of Rentals	1,239

Total Fixed Charges	42,914
Pre-Tax Preferred Stock Dividends	2,129

Total Fixed Charges and Preferred Stock Dividends	$45,043

EARNINGS:
Net Income before Dividends on Preferred Stock	$93,507
Add:
Income Taxes	57,329
Total Fixed Charges	42,914

Total Earnings	$193,750

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.3